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SECU[barcode] 15047778 ISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 23508 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Unified Financial Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2960 North Meridian St, Ste 300
(No. and Street)

Indpls., IN 46208
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karyn Cunningham 317-917-7038
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Schaefer Hackett
(Name – *if individual, state last, first, middle name*)

One East Fourth Street, Ste 1200, Cincinnati, OH 45202
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





KH 3/14

## OATH OR AFFIRMATION

I, Karyn Cunningham, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Unified Financial Securities, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Karyn Cunningham
Signature

Controller & Treasurer
Title

Aretha Johnson
Notary Public

ARETHA JOHNSON
MY COMMISSION EXPIRES
NOTARY SEAL PUBLIC
AUGUST 21, 2021
STATE OF INDIANA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# UNIFIED FINANCIAL SECURITIES, INC.
**(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)**

**FINANCIAL STATEMENTS**
**and**
**SUPPLEMENTAL INFORMATION AND**
**EXPEMPTION REPORT AND**
**AGREED-UPON PROCEDURES**

**For the year ended December 31, 2014**

-CONTENTS-

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have audited the accompanying financial statements of Unified Financial Securities, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Unified Financial Securities, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Unified Financial Securities, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedules A, B and C on pages 12-14 has been subjected to audit procedures performed in conjunction with the audit of Unified Financial Securities, Inc.'s financial statements. The supplemental information is the responsibility of Unified Financial Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Clark, Schaefer, Hackett & Co.*

Cincinnati, Ohio
February 26, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212



cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

**UNIFIED FINANCIAL SECURITIES, INC.**
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

## STATEMENT OF FINANCIAL CONDITION

At December 31, 2014

### - ASSETS -

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | $ | 1,350,095 |
| Accounts receivable - trade | | 202,498 |
| Income tax receivable | | 9,734 |
| Prepaid and other assets | | 57,769 |
| TOTAL CURRENT ASSETS | | 1,620,096 |
| **FIXED ASSETS, net** | | 2,814 |
| **INTANGIBLE ASSETS:** | | |
| Goodwill | | 358,174 |
| Other intangible assets, net | | 9,679 |
| TOTAL INTANGIBLE ASSETS | | 367,853 |
| **TOTAL ASSETS** | $ | 1,990,763 |

### - LIABILITIES AND STOCKHOLDER'S EQUITY -

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Payable to broker - dealers | $ | 522 |
| Accounts payable and accrued expenses | | 165,110 |
| TOTAL CURRENT LIABILITIES | | 165,632 |
| **DEFERRED INCOME TAXES** | | 35,752 |
| TOTAL LIABILITIES | | 201,384 |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, no par value, 2,000 shares authorized, 1,800 issued and outstanding | | 1,800 |
| Additional paid-in capital | | 757,256 |
| Retained earnings | | 1,030,323 |
| TOTAL STOCKHOLDER'S EQUITY | | 1,789,379 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ | 1,990,763 |

The accompanying notes to financial statements are an integral part of these statements.

**UNIFIED FINANCIAL SECURITIES, INC.**
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

**STATEMENT OF OPERATIONS**

For the year ended December 31, 2014

| | | |
|---|---|---|
| **REVENUE:** | | |
| Brokerage and brokerage services | $ | 135,652 |
| Administrative and support services | | 1,151,976 |
| Other | | 365 |
| TOTAL REVENUE | | 1,287,993 |
| **EXPENSES:** | | |
| Employee compensation and benefits | | 320,073 |
| Occupancy | | 15,188 |
| Depreciation and amortization | | 11,546 |
| Professional fees | | 41,653 |
| Outside Services | | 102,281 |
| Intercompany management fee | | 132,199 |
| Dues and memberships | | 24,417 |
| Telephone | | 2,526 |
| Other | | 41,498 |
| TOTAL EXPENSES | | 691,381 |
| INCOME BEFORE INCOME TAXES | | 596,612 |
| **INCOME TAX EXPENSE** | | 213,473 |
| **NET INCOME** | $ | 383,139 |

The accompanying notes to financial statements are an integral part of these statements.

**UNIFIED FINANCIAL SECURITIES, INC.**
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**

For the year ended December 31, 2014

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance - January 1, 2014 | $ 1,800 | 757,256 | 947,184 | 1,706,240 |
| Dividend to stockholder | | | (300,000) | (300,000) |
| Net income | - | - | 383,139 | 383,139 |
| Balance - December 31, 2014 | $ 1,800 | 757,256 | 1,030,323 | 1,789,379 |

The accompanying notes to financial statements are an integral part of these statements.

**UNIFIED FINANCIAL SECURITIES, INC.**
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

**STATEMENT OF CASH FLOWS**

For the year ended December 31, 2014

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net income | $ | 383,139 |
| Adjustments to reconcile net income to net cash flows from operating activities: | | |
| Amortization of intangibles | | 9,679 |
| Depreciation | | 1,867 |
| Provision for bad debt | | 1,146 |
| Provision for deferred income taxes | | 13,274 |
| (Increase) decrease in operating assets: | | |
| Accounts receivable-trade | | (87,658) |
| Prepaid and other assets | | (16,018) |
| Increase (decrease) in operating liabilities: | | |
| Payable to broker-dealers | | (39) |
| Income tax payable | | (19,966) |
| Accounts payable and accrued expenses | | 74,276 |
| NET CASH FLOWS FROM OPERATING ACTIVITIES | | 359,700 |
| **CASH FLOWS USED IN FINANCING ACTIVITIES:** | | |
| Dividend on common stock | | (300,000) |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 59,700 |
| CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR | | 1,290,395 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ | 1,350,095 |
| SUPPLEMENTARY CASH FLOW INFORMATION: | | |
| Income taxes paid | $ | 220,165 |

The accompanying notes to financial statements are an integral part of these statements.

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unified Financial Securities, Inc. (the "Company"), an Indiana corporation, is a wholly-owned subsidiary of Huntington Bancshares, Incorporated ("Huntington"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides passive distribution services to the mutual fund industry. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, and is therefore exempt from the requirements of Rule 15c3-3.

It is the policy of the Company to employ U.S. generally accepted accounting principles in the preparation of its financial statements. A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

USE OF ESTIMATES –
The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS –
For purposes of the statements of cash flows, management considers all liquid investments with a maturity of three months or less to be cash equivalents.

ACCOUNTS RECEIVABLE –
The Company carries its accounts receivable at the amount billed less an allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current credit conditions. Accounts are written off when collection efforts have been exhausted. No allowance for doubtful accounts was established at December 31, 2014.

FIXED ASSETS –
Fixed assets are reported at cost less depreciation. Depreciation of fixed assets is computed using the straight-line method over the estimated useful life of the assets of three years.

INTANGIBLE ASSETS –
Goodwill is not amortized, but is analyzed for impairment annually. In connection with this analysis, an impairment loss is recognized when the carrying amount of goodwill exceeds its fair value.

Other intangible assets represent the fair value assigned to customer relationships. These assets are being amortized over their estimated useful life of ten years using an accelerated method beginning January 1, 2007.

**NOTE 1 - <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>** (Continued)

INCOME TAXES-
Income taxes are accounted for using the asset and liability method in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification ("ASC") ASC 740, Income Taxes. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities.

The Company is included in Huntington's consolidated federal income tax return. Huntington's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. The Company is included in certain of Huntington's unitary and combined state income and state franchise tax returns. Under its tax sharing agreement with Huntington, Huntington's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under its tax sharing agreements with Huntington, the Company provides and remits income taxes to or receives an income tax benefit from the taxpaying member.

Huntington and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state, city and foreign jurisdictions. Federal income tax audits have been completed through 2009. In the first quarter 2013, the IRS began its examination of the 2010 and 2011 consolidated federal income tax returns. Certain proposed adjustments resulting from the IRS examination of Huntington and its subsidiaries' 2005 through 2009 tax returns have been settled with the IRS Appeals Office, subject to final approval by the Joint Committee on Taxation of the U.S. Congress. Various state and other jurisdictions remain open to examination.

The Company accounts for uncertainties in income taxes in accordance with ASC 740, Income Taxes. As of December 31, 2014, there were no unrecognized tax benefits. The Company does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

The Company recognizes interest and penalties on income tax assessments or income tax refunds in the financial statements as a component of provision for income taxes. There were no significant amounts recognized for interest and penalties for the year ended December 31, 2014 and no amounts were accrued at December 31, 2014.

**NOTE 2 - <u>FIXED ASSETS</u>**

Fixed assets at December 31, 2014 consisted of:

| | | |
|---|---|---|
| Equipment | $ | 5,205 |
| Accumulated depreciation | | (2,391) |
| Fixed assets, net | $ | 2,814 |

## NOTE 3 - OTHER INTANGIBLE ASSETS

Other intangible assets at December 31, 2014 consisted of:

| | |
|---|---|
| Customer relationships | $ 177,450 |
| Accumulated amortization | (167,771) |
| Intangible asset, net | $ 9,679 |

The amortization for the years 2015 through 2016 is $6,453 and $3,226, respectively.

## NOTE 4 - INCOME TAXES

The provision for income taxes for the year ended December 31, 2014 consists of the following components:

| | |
|---|---|
| Current tax provision | |
| Federal | $ 197,152 |
| State | 3,047 |
| Total current tax provision | $ 200,199 |
| Deferred tax provision | |
| Federal | $ 8,814 |
| State | 4,460 |
| Total deferred tax provision | $ 13,274 |
| Provision for income taxes | $ 213,473 |

The following is a reconcilement of provision for income taxes:

| | |
|---|---|
| Provision for income taxes computed at the statutory rate | $ 208,815 |
| Increases (Decreases) | |
| State taxes, net | 4,880 |
| Stock based compensation | (587) |
| Meals and entertainment | 365 |
| Provision for income taxes | $ 213,473 |

**NOTE 4 - INCOME TAXES (Continued)**

At December 31, 2014, the net deferred tax liability of $35,754 consisted of the tax effect of the difference in the tax basis and carrying value of intangible assets, fixed assets, and accrued taxes. At December 31, 2014, the Company had a federal deferred tax liability of $45,375 and a state deferred tax asset of $9,621. The state deferred tax asset relates to net operating loss carryforwards of approximately $141,000 that will begin expiring in 2022. In prior periods, the Company established a full valuation allowance against state net operating loss carryforwards based on the uncertainty of forecasted state taxable income expected in applicable jurisdictions in order to utilized the net operating loss carryforwards. Based on current analysis of both positive and negative evidence and projected forecasted state taxable income, the Company believes that it is more likely than not that the state net operating loss carryforwards will be realized.

**NOTE 5 - TRANSACTIONS WITH RELATED PARTIES**

Huntington allocates corporate overhead costs to the Company. These expenses are allocated based upon the number of employees and total assets. Huntington also pays the payroll and operating expenses and charges the Company. The allocation of overhead costs by Huntington was $44,026 for 2014. At December 31, 2014, the Company had payables to Huntington, included in accounts payable and accrued expenses, of $90,705. Payment for these liabilities occurs within thirty days.

The Company and Huntington Asset Services, Inc. ("Services"), a sister company, share equipment and administrative services. These expenses, totaling $88,173 in 2014, are allocated based upon estimated usage, and are included within intercompany management fee in the statement of operations.

Additionally, Services has an operating lease expiring December 31, 2017 for office facilities. The obligation is allocated between the Company and Services on a month-to-month basis. The Company's allocation of rent expense was $15,188 for the year ended December 31, 2014. Payment for these liabilities occurs within thirty days.

At December 31, 2014, the Company has a trade receivable outstanding for $1,130 from certain Huntington-sponsored mutual funds serviced by the Company. Revenues from these mutual funds totaled $74,383 for the year ended December 31, 2014. Additionally, the cash and cash equivalents consist of a money market fund managed by Huntington and a DDA held at Huntington.

**NOTE 6 - EMPLOYEE BENEFIT PLANS**

Huntington has a defined contribution plan available to the Company's eligible employees. The plan matches participant contributions of 100% up to 4% of base pay contributed to the plan. For the year ended December 31, 2014, the Company's contribution was $6,940.

## NOTE 7 - FINANCIAL INSTRUMENTS AND CONCENTRATIONS

Financial instruments which potentially subject the Company to concentrations of credit risk are cash and cash equivalents, and accounts receivable. Cash and cash equivalents, consisting of investments in money market funds and held in a DDA, are maintained with Huntington. At times, cash balances held in financial institutions may exceed federally insured limits. The accounts receivable results from a broad base of mutual fund customers. The Company believes no significant concentration of credit risk exists with respect to these financial statements.

The Company had outstanding receivables from three mutual fund families totaling $66,227, $13,160, and $31,522 at December 31, 2014. Revenues from these mutual fund families for 2014 were $345,957, $206,635, and $133,450, or 27%, 16%, and 10% of total revenue, respectively. Fees from these customers are primarily based on average assets under management and, therefore, may be subject to general market fluctuations.

## NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (SEC Rule 15c3-1). The Uniform Net Capital Rule requires the Company to maintain a minimum net capital, as defined, of 6 2/3% of aggregate indebtedness or $5,000 at December 31, 2014, whichever is greater, and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At December 31, 2014, the Company had net capital of $1,121,775, which was $1,108,349 in excess of its required net capital of $13,426, and a net capital ratio of .18 to 1.

## NOTE 9 – CONTINGENCIES & UNCERTAINTIES

From time to time, claims may be made and legal action may be taken against the Company, and the company may be involved in reviews, investigations, and proceedings (formal and informal) by governmental and self-regulatory agencies relating to its business. The company is also subject to operational risk, which includes risk of loss from human error, inadequate or failed internal processes and systems, and external events as well as compliance and legal risk associated with violations of, or noncompliance with, laws, rules, regulations, prescribed practices or ethical standards, as well as the risk of non-compliance with contractual and other obligations. Some of these actions may result in adverse judgments, settlements, fines, penalties, injunctions or other relief.

**NOTE 9 – CONTINGENCIES & UNCERTAINTIES** (Continued)

The Company is currently a respondent in three (3) FINRA arbitration proceedings relating to the Team Asset Strategy Fund (the "Fund"), a mutual fund, and its investment advisor, Team Financial Asset Management, LLC ("Team Financial"). The Fund was liquidated in late 2013, and Team Financial subsequently filed bankruptcy in 2014. In the arbitrations filed in early 2015, the claimants, individual investors in the Fund, claim they suffered losses resulting from the Fund's investment strategy. Among other common law claims, the claimants allege the Company and another defendant violated various federal and state securities laws and FINRA Rules. The claimants seek aggregate damages of approximately $25 million plus unspecified punitive and treble damages, interest, attorney's fees, costs and expenses. Any estimate of the potential loss resulting from these recently filed claims involves significant judgment. Given the preliminary stages of the proceedings, the existence of an additional defendant in two of the current proceedings whose share of liability has yet to be determined, the numerous unresolved issues in the proceedings, and inherent uncertainty of the potential outcomes of the proceedings no estimate of the ultimate liability is currently possible.

**NOTE 10 – SUBSEQUENT EVENTS**

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2014 and through February 26, 2015, the date the financial statements were available to be issued, for purposes of recognition and disclosure in the financial statements.

**UNIFIED FINANCIAL SECURITIES, INC.**
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

**SCHEDULE A –**
**COMPUTATION OF NET CAPITAL**

As of December 31, 2014

| | |
|---|---|
| NET CAPITAL: | |
| Total stockholder's equity | $ 1,789,379 |
| Deductions and/or charges: | |
| Accounts receivable | (202,498) |
| Intangible assets | (367,853) |
| Prepaid and other assets | (67,503) |
| Fixed Assets | (2,814) |
| | (640,668) |
| Net capital before haircuts on securities positions | 1,148,711 |
| HAIRCUTS ON SECURITIES: | |
| Money market investments | 26,936 |
| NET CAPITAL | $ 1,121,775 |
| COMPUTATION OF AGGREGATE INDEBTEDNESS: | |
| Total liabilities | $ 201,384 |
| TOTAL AGGREGATE INDEBTEDNESS | $ 201,384 |
| COMPUTATION OF NET CAPITAL REQUIREMENT: | |
| Net capital requirement (greater of 6 2/3% aggregate indebtedness or $5,000) | $ 13,426 |
| Excess net capital | $ 1,108,349 |
| Excess net capital if 1,000% (net capital, less 10% of aggregate indebtedness) | $ 1,101,637 |
| Ratio: Aggregate indebtedness to net capital | .18 to 1 |

No material differences exist between the above computation and the computation in the Company's unaudited FOCUS Report (Form-X-17A-5).

**UNIFIED FINANCIAL SECURITIES, INC.**
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

## SCHEDULE B –
## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

As of December 31, 2014

This calculation is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

**UNIFIED FINANCIAL SECURITIES, INC.**
(A Wholly-owned Subsidiary of Huntington Bancshares, Inc.)

**SCHEDULE C –**
**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS**

As of December 31, 2014

This information is not required. The Company is claiming exemption from Rule 15c3-3 under the exemption provision of Rule 15c3-3(k)(1).

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

We have reviewed management's statements, included in the accompanying Exemption Report pursuant to Rule 15c3-3 of the Securities and Exchange Commission, in which (1) Unified Financial Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Unified Financial Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 (k) (2)(i) (the "exemption provisions") and (2) Unified Financial Securities, Inc. stated that Unified Financial Securities, Inc. met the identified exemption provisions throughout the period June 1, 2014 to December 31, 2014 without exception. Unified Financial Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Unified Financial Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Clark, Schaefer, Hackett & Co.*

Cincinnati, Ohio
February 26, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212



cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

**UNIFIED FINANCIAL SECURITIES, INC.**
**EXEMPTION REPORT**

Unified Financial Securities, Inc. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):

(i) The Company's transactions as dealer are limited to the statutory distribution of registered investment companies;
(ii) The Company does not hold customer accounts;
(iii) The Company receives no funds nor securities in connection with its activities as a limited purpose broker or dealer;
(iv) The Company is not an insurance company; and
(v) The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) from June 1 through December 31 of the most recent fiscal year without exception.

Unified Financial Securities, Inc.

By: /s/ Mark S. Redman

Title: President

February 27, 2015

**INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)**

To the Board of Directors
Unified Financial Securities, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Unified Financial Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Unified Financial Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. Unified Financial Securities, Inc.'s management is responsible for Unified Financial Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Clark, Schaefer, Hackett & Co.*

Cincinnati, Ohio
February 26, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2531*********************MIXED AADC 220
023508 FINRA DEC
UNIFIED FINANCIAL SECURITIES INC
2960 N MERIDIAN ST STE 300
INDIANAPOLIS IN 46208-4715

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Karyn Cunningham

2. A. General Assessment (item 2e from page 2) $ 806.46

B. Less payment made with SIPC-6 filed (exclude interest) ( 419.02 )
July 16, 2013
Date Paid

C. Less prior overpayment applied ( — )

D. Assessment balance due or (overpayment) 387.44

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 387.44

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 387.44

H. Overpayment carried forward $( — )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Unified Financial Securities
(Name of Corporation, Partnership or other organization)

Karyn Cunningham
(Authorized Signature)

Controller
(Title)

Dated the 13 day of February, 20 15.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1,287,993 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | — |
| (2) Net loss from principal transactions in securities in trading accounts. | — |
| (3) Net loss from principal transactions in commodities in trading accounts. | — |
| (4) Interest and dividend expense deducted in determining item 2a. | — |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | — |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | — |
| (7) Net loss from securities in investment accounts. | — |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 905,409 |
| (2) Revenues from commodity transactions. | — |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | — |
| (4) Reimbursements for postage in connection with proxy solicitation. | — |
| (5) Net gain from securities in investment accounts. | — |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | — |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | — |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ — | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ — | |
| Enter the greater of line (i) or (ii) | — |
| Total deductions | 905,409 |
| 2d. SIPC Net Operating Revenues | $ 322,584 |
| 2e. General Assessment @ .0025 | $ 806.46 |

(to page 1, line 2.A.)